================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 18)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                       87927W10
      (Title of class of securities)                           (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                November 11, 2003
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)



                                  (Page 1 of 9)


-----------------------------------------------------------               ------------------------------------------------
CUSIP No.  87927W10                                            13D
-----------------------------------------------------------               ------------------------------------------------

------------------    ----------------------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON                    EDIZIONE HOLDING S.p.A.
                      I.R.S. IDENTIFICATION NO.                   Not Applicable
                      OF ABOVE PERSON
------------------    -------------------------------------------------------------------------------- -------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a)      [X]
                                                                                                       (b)      [ ]
------------------    -------------------------------------------------------------------------------- -------------------
3                     SEC USE ONLY
------------------    ----------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS:                                          WC
------------------    ----------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e):                                                            [ ]
------------------    ----------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION:                     Italy
------------------    ----------------------------------------------------------------------------------------------------
NUMBER OF             7                       SOLE VOTING POWER:                0
SHARES
                      ---------------------   ----------------------------------------------------------------------------
BENEFICIALLY          8                       SHARED VOTING POWER:              1,457,015,823
OWNED BY                                                                        (See Item 5)
                      ---------------------   ----------------------------------------------------------------------------
EACH                  9                       SOLE DISPOSITIVE POWER:           0
REPORTING
                      ---------------------   ----------------------------------------------------------------------------
PERSON WITH           10                      SHARED DISPOSITIVE POWER:         1,457,015,823
                                                                                (See Item 5)
------------------   -----------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                     1,457,015,823
                     REPORTING PERSON:                                          (See Item 5)
------------------   -----------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                     SHARES:                                                                                    [ ]
------------------   -----------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        14.16%
                                                                                                (See Item 5)
------------------   -----------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON:              CO


                                    (Page 2)


-----------------------------------------------------------               -------------------------------------------
CUSIP No.  87927W10                                            13D
-----------------------------------------------------------               -------------------------------------------

------------------------    -----------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON                         EDIZIONE FINANCE INTERNATIONAL S.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    -----------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                          (a)  [X]
                                                                                                       (b)  [ ]
------------------------    -----------------------------------------------------------------------------------------
3                           SEC USE ONLY
------------------------    -----------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS:                                                  WC
------------------------    -----------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                            TO ITEM 2(d) OR 2(e):                                                           [ ]
------------------------    -----------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                             Italy
------------------------    -----------------------------------------------------------------------------------------
NUMBER OF                   7                       SOLE VOTING POWER:                        0
SHARES
                            -----------------------------------------------------------------------------------------
BENEFICIALLY                8                       SHARED VOTING POWER:                      1,457,015,823
OWNED BY                                                                                      (See Item 5)
                            -----------------------------------------------------------------------------------------
EACH                        9                       SOLE DISPOSITIVE POWER:                   0
REPORTING
                            -----------------------------------------------------------------------------------------
PERSON WITH                 10                      SHARED DISPOSITIVE POWER:                 1,457,015,823
                                                                                             (See Item 5)
------------------------    -----------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          1,457,015,823
                                                                                              (See Item 5)
------------------------    -----------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:          [ ]
------------------------    -----------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):               14.16%
                                                                                              (See Item 5)
------------------------    -----------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                              CO


                                     (Page 3)


-----------------------------------------------------------               -------------------------------------------
CUSIP No.  87927W10                                            13D
-----------------------------------------------------------               -------------------------------------------

------------------------    -----------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON                       RAGIONE S.a.p.a. DI GILBERTO BENETTON E C.
                            I.R.S. IDENTIFICATION NO.                      Not Applicable
                            OF ABOVE PERSON
------------------------    -----------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                          (a)  [X]
                                                                                                       (b)  [ ]
------------------------    -----------------------------------------------------------------------------------------
3                           SEC USE ONLY
------------------------    -----------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS:                                                  WC
------------------------    -----------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                            TO ITEM 2(d) OR 2(e):                                                           [ ]
------------------------    -----------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                             Italy
------------------------    -----------------------------------------------------------------------------------------
NUMBER OF                   7                       SOLE VOTING POWER:                        0
SHARES
                            -------------------    ------------------------------------------------------------------
BENEFICIALLY                8                       SHARED VOTING POWER:                      1,457,015,823
OWNED BY                                                                                      (See Item 5)
                            -------------------    ------------------------------------------------------------------
EACH                        9                       SOLE DISPOSITIVE POWER:                   0
REPORTING
                            -------------------    ------------------------------------------------------------------
PERSON WITH                 10                      SHARED DISPOSITIVE POWER:                 1,457,015,823
                                                                                              (See Item 5)
------------------------    -----------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          1,457,015,823
                                                                                              (See Item 5)
------------------------    -----------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:          [ ]
------------------------    -----------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):               14.16%
                                                                                              (See Item 5)
------------------------    -----------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                              PN



                                    (Page 4)

     This Amendment No. 18 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

     This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, the Purchaser, Edizione Holding, UCI, BCI, and, as discussed in Items 4 and 6 of Amendment No. 10 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are responsible solely for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli, UCI, BCI or Hopa has been provided by the nominating person or by such nominee director or officer.

Item 4.  Purpose of Transactions
         -----------------------

     On November 11, 2003, Olimpia announced that it had convened a meeting of its board of directors to be held on November 13, 2003 for the purpose of considering and approving an increase in Olimpia's capital of up to euro 800 million, of which euro 700 million is intended to be used to purchase Telecom Italia Shares. A copy of a press release issued by Olimpia concerning the capital increase and the proposed acquisition of Telecom Italia Shares is filed as Exhibit 42. Information concerning the number of Telecom Italia Shares to be purchased by Olimpia (and the percentage of the total number of Telecom Italia Shares represented thereby) will be filed by amendment in the event that the proposed transaction is effected.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

42.      Press release of Olimpia, dated as of November 11, 2003.

                                    (Page 5)

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

      42.       Press release of Olimpia, dated as of November 11, 2003.

                                    (Page 6)

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: November 13, 2003
                                         EDIZIONE HOLDING S.p.A.



                                         By: /s/ Gianni Mion
                                             -----------------------------------
                                             Name:       Gianni Mion
                                             Title:      Chief Executive Officer

                                    (Page 7)

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: November 13, 2003

                                         EDIZIONE FINANCE INTERNATIONAL S.A.


                                             By: /s/ Gustave Stoffel
                                                 -------------------------------
                                                 Name:       Gustave Stoffel
                                                 Title:      Director

                                    (Page 8)

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: November 13, 2003

                                         RAGIONE S.a.p.a DI GILBERTO
                                          BENETTON E C.


                                         By: /s/ Gilberto Benetton
                                             -----------------------------------
                                             Name:       Gilberto Benetton
                                             Title:      Chairman

                                    (Page 9)